Exhibit 4

FOR IMMEDIATE RELEASE

WPP PLC (“WPP”)

WPP Digital Launches Polestar in China

New Joint Company to provide integrated solutions in country’s fast-growing e-commerce space

(SHANGHAI, 24 September 2014) – WPP Ventures, the investment division of WPP Digital, announces the launch of a new joint company in China, Polestar Co. Ltd., a startup company offering integrated e-commerce solutions in China’s booming e-commerce sector.

WPP Digital takes a minority stake in Polestar. The new company will be led by its principal investors — founder, Figo Yang, who will serve as CEO, and Allen Liu, COO. Both are successful entrepreneurs who bring together years of e-commerce expertise gained at Alibaba, Netease, Yahoo!, HP and UTC. Yang was also a founder of Wang Cang, China’s first company to automate and systematize critical warehousing operations in the e-commerce sector.

China’s e-commerce market is the world’s largest, having surpassed the US in 2013, with Chinese online shoppers forecast to spend RMB3.3 trillion in 2015 (US$540 billion), according to Bain & Co. Despite the country’s fast-growing e-commerce sector, China lacks companies that currently provide integrated e-commerce solutions.

Polestar, in conjunction with WPP companies, will work with Chinese and international brands to establish and manage all aspects of their Chinese e-commerce operations, from marketing through to purchase, fulfilment and delivery, across multiple consumer platforms such as Alibaba’s Taobao (C2C) and TMall (B2B), JD.com and the mobile messaging service WeChat.

Polestar is also developing products and services in the emerging O2O (online to offline) sector, including an e-commerce data management platform allowing clients to track, measure and optimize their e-commerce operations.

Sir Martin Sorrell, CEO of WPP, said, “Understanding and monetizing the e-commerce opportunity is a top priority for all brands in China, and by partnering with Polestar we can now offer our clients a one-stop solution, a first in China.”

Polestar CEO Figo Yang said of the investment, “We are delighted to work with WPP and its agencies, and to help their clients become e-commerce leaders in China.”

The new joint company was launched at a signing ceremony on September 23 in the Hangzhou Economic and Technological Development Zone, with strong support from the provincial government.

This investment marks a further step towards WPP’s declared goal of developing its networks in fast-growth markets and sectors.

In Greater China, WPP companies (including associates) generate revenues of US$1.5 billion with almost 15,000 people. In the Asia Pacific region, WPP companies (including associates) generate revenues of US$5 billion and have almost 50,000 people.

WPP’s digital revenues (including associates) were well over US$6 billion in 2013, approximately 35% of the Group’s total revenues of US$17.3 billion. WPP has set a target of 40-45% of revenue to be derived from digital in the next five years.

About WPP Digital

Within WPP, its operating company WPP Digital develops new digital services, provides common data and technology platforms for WPP clients and agencies and coordinates relationships with leading digital media and technology companies. WPP Digital comprises the agencies Blue State Digital, POSSIBLE, Rockfish, and F.biz in Brazil; the technology companies Acceleration, Hogarth and Salmon; as well as investments in technology companies such as eCommera, mySupermarket and Fullscreen.

About WPP

WPP is the world’s largest communications services group with billings of US$72.3 billion and revenues of US$17.3 billion. Through its operating companies, the Group provides a comprehensive range of advertising and marketing services including advertising & media investment management; data investment management; public relations & public affairs; branding & identity; healthcare communications; direct, digital, promotion & relationship marketing and specialist communications. The company employs nearly 175,000 people (including associates) in over 3,000 offices across 111 countries. For more information, visit www.wpp.com.

WPP was named Holding Company of the Year at the 2014 Cannes Lions International Festival of Creativity for the fourth year running. WPP was also named, for the third consecutive year, the World’s Most Effective Holding Company in the 2014 Effie Effectiveness Index, which recognizes the effectiveness of marketing communications.

# # #

For more information, contact:

Belinda Rabano, WPP Asia Pacific

brabano@wpp.com, +86 136 0107 8488